January 18, 1997



RE:  Decade Companies Income Properties

Dear Investor:

In response to the proposed Amendment to the Limited Partnership Agreement that was sent to you on January 4, 1997, we have had an opportunity to talk with many of the limited partners. A common theme in these conversations has been concern about the uncertainty of the future time table to sell the properties and liquidate the partnership.

As your General Partner, Decade Companies works very hard to make your investment a success. Since inception, the goal has been to distribute cash to the partners on a regular basis and to obtain the best selling price for the properties so that the investment objectives of the Partnership can be met. The goal has not changed. Since inception the Partnership has consistently distributed cash to you on a quarterly basis (except for the third quarter of 1996 during the tender offer). Cash distributions have resumed and you should receive your check for the fourth quarter of 1996 in the next few days.

It is very costly to solicit offers for an operating apartment complex. Our experience two years ago with Town Place Apartments is a good example. We solicited offers to sell Town Place and received 23 offers on the property between January and October 1994. The lowest offer was $7,450,000. The average offer was $8,970,000. The highest offer was $9,500,000. We accepted the highest offer. When the proposed sale fell through in 1994, the buyer forfeited $100,000 in earnest money to the Partnership. However, occupancy at the property declined from 98% to 89% during the period that it was under contract for sale. We attribute this primarily to staff turnover caused by the uncertainty of employment associated with a new owner. In our experience, this is not unusual.

It would be easy for us to sell the Partnership's properties in today's market at some price. However, the goal is not to sell the real estate but to sell it at a price that will make your investment in this partnership a success. While we believe the Partnership will be best served by waiting to liquidate the Partnership's properties until a capital gains tax is enacted and until the emerging increase in rental rates mature, our position is that the properties are always for sale and that any reasonable offer will be seriously considered. This is not a change in policy. The General Partner consistently tests the market to determine if a buyer can be found at a price that will be sufficient to meet the investment goals of the partnership.

As a result of suggestions received from limited partners, however, we will increase our efforts in the next several months to attract a reasonable offer for any or all of the properties and shall report on the results of those efforts.

Do not lose sight of the fact that the partnership has survived through the worst real estate crisis since the depression while consistently distributing cash to the partners. We believe that positive trends in the real estate market are now emerging and property values are increasing, although there can be no assurance as to any particular increase.

Favorable changes in tax laws or renewed inflationary expectations would make the Partnership's properties more valuable. As you know, Congress has given serious consideration to reducing the capital gains tax rate. The General Partner believes that the partnership's properties are perfectly poised to take advantage of any run-up in real estate values. Nevertheless, we will solicit offers on the properties and report back to you.

If you have not already voted on the proposed Amendment to the Limited Partnership Agreement, we encourage you to do so. The proposed Amendment is designed to give partners a right that they do not presently have and we recommend that you vote for it.

Please sign and return your consent if you have not already done so. If you have any questions, please contact me directly at
(414) 792-9200.

Very truly yours,



Michael Sweet
Partnership Manager